Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

VIAVID

communications simplified.

Wheels Up

Analyst Day 2021

April 16, 2021

C O R P O R A T E P A R T I C I P A N T S

Kenny Dichter, Founder and Chief Executive Officer

Greg Greeley, Chairman of Marketplace

Lee Applbaum, Chief Marketing Officer

Francesca Molinari, Chief People Officer

Jason Horowitz, Chief Business Officer

Lieutenant General, U.S. Air Force, Retired, Thomas W. Bergeson, Chief Operating Officer

Dan Crowe, Chief Information Officer and Executive Vice President, Digital

Daniel Tharp, Chief Platform Officer

Eric Jacobs, Chief Financial Officer

P R E S E N T A T I O N

Kenny Dichter

Welcome, everybody to our first Analyst Day. I’m Kenny Dichter, Founder, CEO and Chairman of Wheels Up.

Our remarks today will contain certain forward-looking statements. I refer you to the next two slides of this presentation for our cautionary statement.

We have a deep agenda that our Senior Management team is going to take you through, and I believe you’re going to enjoy the deep dive into our Wheels Up business.

Up next is our Wheels Up video. Enjoy.

(Video presentation)

I hope everybody enjoyed the video.

The slide up on your screen is our dynamic, proven operational excellent Management team. I’m really proud of this team. Seven out of the 14 folk on the team have joined inside of a year. Of course, at the bottom of the screen we have our partners, Ravi, Mark and Lisa from Aspirational Consumer Lifestyle with some great LVMH, L Catterton experience in their backgrounds. Post transaction, our Board is super deep and super experienced, and I would say we’ve been working with most of the folk on the Board since almost day one. It’s been a great experience all around. We have great strategic advisors that supplement our Board engagement.

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Wheels Up is democratizing private aviation. Next generation technology - Avianis, cloud-based - and really enabling millions of customers in a space that lived on a couple of hundred thousand up until here. Two-sided marketplace, technology enabled millions of consumers on one side and we’re bringing tens of thousands of aircraft on the supply side. The TAM, it’s a $31 billion space today. We’re the number one Part 135 provider at $695 million, so plenty of share to go. While technology is really the unlock here, we see an $80 billion space by 2025 driven by by-the-seat, driven by sharing, and really driven by utility, efficiency, technology unlock.

The aviation pyramid, December 17, 1903, the Wright Brothers, they started whole aircraft ownership. Today you have a lot of management firms and OEMs that play in whole aircraft ownership. In 1986, Richard Santulli founded NetJets, which is the first fractional ownership company. That might have been the first disruption in the space. Richard Santulli and Warren Buffet, who was a customer and then ultimately joined NetJets, they gave me my opportunity in February 2001. I founded Marquis Jets, which was a Starbucks card of private aviation. NetJets 25 hours at a time and after about $4 billion of sales from 2001 to November 2010, we merged in and sold Marquis Jets to NetJets, so exciting time.

Wheels Up is my second democratization here. Membership program, King Air’s first party business, and ultimately becoming a marketplace. Our technology is going to allow us to disintermediate the last, you know, brick in the pyramid, which is traditional charter. We have a fragmented industry with underutilized assets. Over 1,900 aircraft operators, of which 1,800 of those operate less than 10 aircraft. There’s 20,000 private planes in the theatre, so plenty of supply for us to have here. The average aircraft sits on the tarmac 97% of the time, very similar to what Travis Kalanick and Garrett Camp saw at Uber, the American car parked 23 hours and 30 minutes a day.

My first shot here with Berkshire Hathaway and NetJets was a tremendous learning. I like to say I got my MBA from Berkshire Hathaway. Today, 2.0 Wheels Up, we wanted to be endeavoring to be more Netflix than NetJets here and, you know, our membership model, our first party business that we started really enables that second-party and third-party marketplace business moving forward.

Double clicking on the marketplace, we’ve had a very deliberate build. We started out with the King Air membership model. We introduced the Citation Excel, the Citation X. By 2018, with some great endorsement from celebrity investors and ambassadors who leant us their balance sheet, we pushed the gas pedal down, big acceleration that started in 2019 with our Class D fundraise, led by T. Rowe, Fidelity and new investor Franklin Templeton. We picked up a series of businesses in 2019, which this slide illustrates in a great way.

Gama Signature, our back end, which allowed us to be a vertical operation. We did an off-market deal with Ed Bastian and Delta Airlines to take in Delta Private Jets and that was also a marketing deal with Delta which included access to their status members, their first class, business class, and over 70,000 businesses that have Delta contracts. Travel Management, the largest floating light jet fleet in America. And then January 2020 we did Mountain Aviation and that’s the largest floating fleet of super mids in the country. The most important acquisition, Avianis, that’s our software, FMS. They were 12 years in action before we purchased them and then Avianis will as we look back, be our most important acquisition, think double click to Google.

This is one of my favorite slides. We’re the number one on demand provider in this space. We’ve had a 59% member growth. We have over 1,500 planes safety vetted and verified in our Marketplace program, over 11,000 active users. I’m really proud of our institutional investors, T. Rowe, Fidelity, Franklin Templeton, Durable Capital, new investor, and Delta Airlines, our largest investor. Being a fiduciary for their capital, but just as important, being a fiduciary for everybody’s souls at 35,000 and 45,000 feet is something we take very, very seriously every day.

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Marketplace, you’re going to hear from Greg Greeley who was 18 years on Jeff Bezos’s hip at Amazon. He developed the Prime program with Jeff, then he went to work at Airbnb for Chesky, President of Airbnb Homes, which is 98%, 99% of the Airbnb business. We’re lucky to have Greg as our Chairman of Marketplace.

Greg Greeley

Well, thank you, Kenny and hello, everyone.

I am indeed super excited to be here. It is such an amazing time from the standpoint of where private aviation is going to go and the journey we’re on. I just can’t emphasize enough how fun it is to be working with the team here and the journey that we’re on.

You know, jumping to the marketplace and the importance of the marketplace for us, why we keep talking about it, we just think there’s a tremendous opportunity here. Let’s look across various industries, you’ll see a number of key elements where marketplaces have really thrived and excelled in providing a robust environment for those that are searching for a particular good or service and connecting it to those that are offering it. The truly great marketplaces end up introducing goods and services that the community didn’t realize existed and then started to really embrace.

When I look at, you know, the industry where marketplaces have thrived in creating value, frequently what you see is highly fragmented markets. There’s really a poor discovery mechanism for, you know, a lot of the merchants or sellers on that marketplace. It’s usually kind of plagued with legacy or lagging technology and, you know, the consumers and sellers, are faced with these constraints. Some of them regulatory, some of them artificial, some of those unintentional, and in many cases technology helps address those.

Lastly, it is ones that, you know, supply and demand are not really connected with any robust means, and by introducing a powerful marketplace, it really addresses some of these pain points or some of these challenges across the sectors. Looking to those, highlight the power of the marketplaces where certain companies have been really, really successful. Of course, Amazon in ecommerce, really focused on this ability to bring millions of sellers and to list hundreds and hundreds of millions of items. In doing so, Amazon provided an efficient discovery engine and an efficient purchase and delivery experience over the top of that.

The lodging segment, home hosted, was invented just over 10 years ago by connecting tens of millions of potential travelers and consumer guests to hosts that were renting out their home. Of course, across that marketplace there’s all kinds of travelers that would never have stayed in a shared home or a home on Airbnb and now are doing so on a very regular basis.

In the transportation sector, of course, Uber and Lyft really unlocked all of the cars that were driving around and the drivers that would have been happy to be a courier, be a transportation provider. The technology kind of addressed those various points that we talked about.

Similarly with Netflix, in that not only in the tent pole titles within the film industry, but the long tail of independent films that were struggling to get distribution and Netflix provided it in one easy kind of membership program, an opportunity to connect millions and millions of viewers with millions of films that many people—films and t.v. shows that many people didn’t know existed.

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You saw similar kind of dynamic with the hotel industry with booking.com; and of course here recently the food delivery services was a tremendous unlock for restaurants. These are sectors that kind of displayed some of those characteristics I talked about. That’s why when we flip and we look at the marketplace that we’re creating for private aviation, we think we’re going to be—we’re faced with many of those kind of challenges, and we are building a technology platform to really go tackle it.

In private aviation you certainly see high fragmentation. It’s a highly fragmented market. The top 10 operators have less than 8% of the capacity in the market. Most of these operators are small, and in being so, they’re great operators with wonderful assets, but they lack the ability to build a really robust sales and demand engine and discovery engine to help them connect with the travelers. Many people in the industry are faced with some kind of lagging technology, haven’t had the opportunity to invest in some of these front-end pieces, or they’ve been slow to adopt the new technology.

Of course, the operations are complicated. There’s a lot of complexity. There’s tons of safety requirements, appropriate safety requirements that we need to meet, and all of our operating partners need to meet with the FAA, but there’s a lot of focus on keeping their operations working and there has not been as much innovation, the discovery across private aviation.

Then kind of one of the big ah-has is just that we’re not connecting people that would like to travel with all of the supply out there. On average, the average plane is idle 97% of the time, and of course that’s a massive opportunity for us to help introduce private aviation to a lot more travelers that can afford it and would understand and appreciate the value that is being provided.

It's very clear Wheels Up is incredibly well equipped to address this, in fact has already been making great strides over its history. It is an amazing, strong brand. Every member I talk to speaks so well about Wheels Up, you know, the experiences that they’ve had, how proud they are to be a Wheels Up member. It’s very—comes through very clearly the safety, convenience, those aspirational elements that make it a great value for our members.

Switching gears, that membership program and that great brand has served to be one of the leading generators for demand in private aviation over the past few years. That flywheel keeps going, it’s still growing. Of course, that’s because the team has built a tremendous reputation for great service. They’re very focused on providing a great service, and have already then started to buoy that with some leading-edge technology, and that’s what we’re going to be investing even more on.

Not only on the back end to unlock underutilized supply within our aircraft and our partners’ aircraft, but also on the front end through that entire marketing funnel. We’re really looking to help people discover Wheels Up and make sure that we’re driving that engagement into kind of a marketing funnel, because we really want to introduce private aviation to millions of customers that didn’t realize that the comfort, accessibility, of what we’re offering. In doing so, that’s going to connect to all of that underutilized supply we talked about.

Wheels Up has already the pieces to improve asset utilization. We’re connecting not only to current members, but nonmembers. And in doing so, what we’re really ultimately looking to do is solve problems for traveling consumers, people that are traveling and didn’t realize that this convenience exists. In doing so, we’re working to introduce really millions of potential travelers that would enjoy the convenience of private aviation and connect them to those tens of thousands of aircraft. It’s an exciting journey. It’s amazing what the team has already accomplished, but there’s a lot ahead and I’m really proud to be a part of that.

With that, I’ll turn it back to you, Kenny.

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Kenny Dichter

Greg, thanks a lot and I really look forward to building out this marketplace with you.

This is one of my favorite slides. It’s my ode to Warren Buffet slide, and Buffet loves moats. He loves murky water, alligators, crocodiles and depth. This slide really graphically lays out the moat that Wheels Up has around its business. Each of the bubbles here, the brand, the fleet, the technology, the service, they could each be a standalone business in our space. Together, this is irreplicatable.

With that, I want to turn it over to Lee Applbaum, our Chief Marketing Officer. Brands matter, and Lee is the best in the business.

Lee Applbaum

Thanks, Kenny.

Today I’d like to spend some time sharing our mission and vision, digging a bit deeper into the TAM and market segmentation, and finally, discuss how our brand and the way in which we activate it position us to uniquely take advantage of the opportunity, both to grow the overall market and capture and retain share.

Our mission at Wheels Up, or why we exist, is to connect flyers to private aircraft and one another to deliver exceptional, personalized experiences. But let’s unpack that for just a minute. Connecting flyers to private aircraft, obviously this is at the core of what we do and understandably, today, is very much about making those connections. Connecting flyers to one another is an important piece not to be missed. It’s the essence of community and a key part of our value proposition. Our ability to develop and harvest a community of flyers whose shared interests and flights and bind them together with experiences is more powerful than any single transaction can provide. And we’re just getting started.

Delivering exceptional, personalized experiences, sure this is how we treat everyone on our aircraft, ensuring bespoke experiences. But also, our events, activations, partners and benefits, specifically focused on the unique needs, interests and ambitions of our members and customers. I’m going to spend a little time later on talking about all of these and our vision, which, simply said, articulates our future position. Together with our mission, really defines our purpose as building an innovative marketplace to make these connections and to make them at scale.

Democratization is in some ways an overused word, and certainly that’s the case in a lot of verticals, but couldn’t be more apropos in private aviation. We operate in an analog, opaque industry which also, quite candidly, lacks integrity in many ways. Democratization, however, really rests on the idea of access for everyone, and while we know that private aviation is not affordable for everyone, this doesn’t mean that access should be in any way compromised. Nor should there be any barriers, real or perceived, for those who wish to fly private. It’s critical to our brand promise, as I’ll share in a bit, that we have an open, transparent, inviting relationship with all consumers, predicated on absolute integrity. Technology will be the key to unlocking this access at scale.

Honestly, all of this couldn’t come at a better time. You’re probably thinking, how could I say this given the COVID pandemic. But I’m talking more broadly about the shift from the service economy, which was all about how I can save time, to the experience economy, a decade plus secular trend that’s far from over. It’s really all about time well spent. And yes, COVID has been an accelerant of all of that, a tailwind if you will. It has facilitated travel during the pandemic for high-risk individuals and those wanting to see loved ones. But longer term, it’s reminded us that experiences matter. And what we do at Wheels Up isn’t about flying people from place X to destination Y. We connect loved ones, create memories, and craft experiences for a lifetime. These are priceless. And COVID has reminded all of us that things aren’t what matter, but experiences with those we love. What was once considered a luxury is now considered essential. We see that both with our individual and even with our corporate customers.

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The simple truth is that flying private is affordable for more people than you might think. In fact, a McKinsey study conducted in 2019 prior to the pandemic revealed that 90% of individuals who can afford to fly private, don’t. Our goal then is to remove barriers and friction, make it more accessible than ever and generate trial. Once they’ve experienced Wheels Up, and more broadly, private aviation, we’re confident not only can we generate repeat business, but create a more powerful funnel for our membership offerings, which we’ll discuss later in the presentation.

While delivering exceptional experiences is never easy, and expectations are understandably high for our customers, the reality is that once you’ve flown private, it’s hard to deny its allure. I’m not suggesting that we expect or intend it to be binary, meaning that our customers will fly private only. Not at all. There is a healthy exchange between travel that may be best served via commercial and other that may merit private. We facilitate this today through our Delta Airlines partnership, which enables members with funds on deposit to seamlessly move them between Wheels Up and Delta, and even granting Diamond Medallion status to certain Wheels Up member cohorts.

Let’s talk a bit about market segmentation and use cases then. You heard Kenny earlier on highlight the TAM and how democratization will open up the U.S. market, but let me walk you through precisely what we mean by that. Today’s private aviation industry is $31 billion and is made up mostly of the wealthiest American individuals and corporate flyers.

Let’s start then with individuals. Where we see a tremendous opportunity is driving penetration in the $5 million to $10 million and, candidly, the $1 million to $5 million net worth cohorts. You may be asking yourself, who are these people. So let me take a second to give you some examples by way of high-level demographics and even some psychographics. Think about late 20’s young professionals, maybe a stock analyst like many of you: successful, making good money. Perhaps haven’t yet accumulated super high net worth but very comfortable, value your time, value experiences. What about retirees who have some flexibility, happy to have a lower price and fill in on repositioning legs; where there may be more spontaneous travel and ability to be flexible where there are value opportunities. They’ve worked hard their entire life and want to indulge a little bit. Remember, it’s all about time well spent, not just saving time.

Diversity and inclusion. My colleague and our Chief People Officer, Francesca Molinari, or FM as she’s known, is going to spend some time more on this, but there are many African American, Latino, women, LGBTQ+ consumers and businesses, that are economically enabled, value travel and hospitality, and are grossly underserved today.

Let’s talk about some different use cases. What about shared flights: a group of parents flying to join their kids for a college game day, especially one that may not be served by a larger commercial airline or airport and have families at home, so an in and out one day trip would be preferable. What about a golf outing; a tour of the wine country; a spur of the moment trip to go skiing with friends following a big snow; or snowbirds flying kids or even grandkids down for a visit; or leveraging our partnership with Delta Airlines to address the last mile opportunity.

Let me give you an example of how important this last mile is.

Sea Island, Georgia, for example, is a five-hour drive from Atlanta. What if you could fly into Atlanta, have an agent meet you at the gate, grab your bags and transport you via a Porsche Cayenne, one of our strategic partners as well, to a waiting Wheels Up plane for the short flight on a King Air? You’d be in the air before your fellow commercial passengers even grabbed their bags and headed to the rental car counter to begin that time-consuming and often painful experience.

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Let’s switch gears and talk about businesses briefly as well, because they’re critically important. We believe there is a large, untapped market of businesses that have a meaningful travel need, particularly as the world begins to return to a new normal. Once considered excessive, COVID has already changed how executives travel, and companies realize that private aviation is less about luxury and indulgence and more about providing safe, efficient, and easy access for essential travel. The discussion has shifted from the cost of private aviation to the opportunity cost of not providing that service.

Of course, there are other benefits to flying private. The plane functions as an office or a board room. You can actually get work done as a team that you can’t get done on a commercial plane. Visits to remote offices or customers. Post COVID, many commercial airlines have cut back on travel to second and third tier cities. It can take two days just to get to a location when you factor in connecting flight schedules and potential delays. Think of how challenging that is a for a two-hour dinner meeting to close an important deal with a customer or constituent. Again, this is an example where last mile with Delta is a perfect hybrid solution to avoid lengthy car rides and maintain productivity.

Lastly, we continue to see businesses offer Wheels Up memberships as an enticement to close a deal. Whether that’s the purchase of a lot for a second or retirement home in a premiere community, or even the purchase of a new yacht to help round out the travel ecosystem, from home to plane to boat. When you put it all together, Wheels Up is a trusted and iconic brand that is well recognized. By segmenting the market thoughtfully, we can precisely target and tap into different pockets of demand that will drive growth and realize the tremendous potential that the expanded TAM offers.

Let’s turn our attention to talk a bit about the Wheels Up brand. It’s probably not surprising to hear the CMO say brands matter, but the reality is that they are critically important in creating and maintaining enterprise value for shareholders and creating meaningful value for consumers. My career started at Coca-Cola, and let’s face it, the difference between brown sugar water and Coca-Cola is more than $84 billion of brand value. And at Patron Tequila, my partners and I created a brand worth more than $7 billion, even though at the end of the day it’s just arguably fermented agave juice.

For Wheels Up, brands really matter, because we are at the intersection of lifestyle and luxury, where brands are everything. Perhaps more importantly, because trust is absolutely critical in everything we do, we are literally taking customers’ lives into our hands at 35,000 feet. And particularly for new consumers to private aviation, it’s vital they inherently trust our brand. Beyond trust, we lean into several other key brand attributes, including being relevant, respected, caring, an area along with inclusivity that FM, Francesca, will dive in a bit deeper on, and certainly being innovative.

Our DNA, as Kenny has said, is one of disruption, and innovation is very much at the heart of everything we do, whether that’s our business model itself, technology, and certainly our brand and our customer experience. We shouldn’t ever underestimate the power of brand in tapping into the TAM. Flying private will be a new and potentially daunting experience for many, and the equity and gravity of an established, powerful brand like Wheels Up, with substance and swagger, is absolutely critical.

When you think about brand equity and swagger, oftentimes you personify a brand, and that’s why marketers have long relied on powerful endorsements and endorsers to drive brand awareness and affinity. When you see that we enjoy relationships with more than 100 brand ambassadors, the immediate thought is that we have 100 paid endorsers. The truth, however, is quite different. Our partnerships are uniquely different than other brands. Wheels Up ambassadors are all paying members, and many are also investors, some since the infancy of the Company more than seven years ago.

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For all the incredible social presence and notoriety of our ambassadors, the real power is that our relationships are totally organic and authentic. This is particularly important when you leverage and activate ambassadors like Tom Brady, Serena Williams, Russell Wilson, or even a seven starred Michelin chef like Thomas Keller. When they appear on our advertising, use social platforms, or interact directly with members at tentpole, or smaller more intimate events, it’s done as fellow members and flyers, not just as luminaries or paid appearances. There is a shared experience and community. I’m not just talking to Lindsey Vonn about winning gold medals or world championships. I’m talking with a fellow Wheels Up member. There is a camaraderie and familiarity that is incredibly powerful.

Speaking of events, they are an incredibly important part of the Wheels Up experience ecosystem for our members. Tentpole events at the Masters, Super Bowl, and Art Basel, as well as smaller, more intimate local and regional events, create real value. This is critical, as we now have a nonmember marketplace, so there has to be a reason for paying an annual fee, and they are an important piece of the community connectivity I talked about in that mission statement.

We know that they’re an important reason for brand loyalty, expressed in terms of our strong retention. It’s one thing to attract new customers and members; but to ensure that we retain them year over year, we must offer not only exceptional service in the air, but also on the ground.

Events are also key for content generation that we use on social media, which then become vital for building additional brand equity and driving new customers and members. Now, 2020 and even into this year have been and will continue to be a real challenge for executing in-person events; but as an innovative brand, we successfully pivoted to a series of virtual events with our ambassadors and influencers that were incredibly well attended and enjoyed strong engagement.

These events included everything from wine tasting with celebrity vendors to personal and professional development series, virtual football tailgates and live musical performances. We sent member exclusive branded merchandise, special wine, food, gifts from partner brands to bring the experiences to life at home.

Equally importantly, they demonstrated an important learning around the ability to create meaningful experiences remotely and at home, which will benefit us as we accelerate our growth and look for ways to connect with members across the country and the world, which cannot always happen through big tentpole events.

The old adage that you’re a reflection of the company you keep is so incredibly true, and as I mentioned earlier, a reason why our ambassadors are so important to our brand equity. But I’m also incredibly proud of the brands with whom we partner to deliver value to our members and customers. The brands here are just a sample of those we are fortunate enough to have or continue to work with. And with the relationship with Aspirational, we expect to really lean into the partnerships with the LVMH portfolio, which is unparalleled in the luxury world.

These brands are another way to create incremental value for our members through exclusive collaborations, activations, and experiences, and we’re actively working to expand the portfolio as our membership grows and becomes more diverse, both demographically and in terms of their interests.

Before we pivot away from brand, I’d like to turn it over to Francesca to talk a bit more about our efforts with social responsibility, as well as DE&I, which are not only the right things to do, but also create additional value for our brand and for our business.

Francesca?

Francesca Molinari

Thanks, Lee.

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I’m Francesca Molinari, Wheels Up first Chief People Officer. My passion and experience is in helping global companies such as Adobe, eBay and GE Capital scale, grow, and transform. As Chief People Officer, I focus on our culture, attracting new talent and leveraging the strength and the passion of our over 2,000 employees. I’ll spend time with you on caring and inclusivity, two very important brand attributes.

Wheels Up has always had a culture that cares and wants to give back. It’s in our DNA. We created the Wheels Up Cares and the Meals Up programs to use our platform to do good in the world. We identify causes to rally around and lend our support in creative ways that make sense for our brand. We leverage our unique set of assets to serve the communities we fly in and out of every day. Our Wheels Up Care fleet, you see it here, aligns with philanthropic organizations and initiatives. The fleet features custom painted Beechcraft King Air 350i aircraft, each serving as a flying symbol for important causes that we care about.

Meals Up was created at the onset of the COVID-19 pandemic by our Founder and CEO, Kenny Dichter, and our partner, Russell Wilson, with the goal of supporting growing levels of food insecurity. Over the past year, Meals Up has raised and inspired the equivalent of more than 70 million meals for Feeding America. In the future, we’ll continue to expand our fleet and our corporate giving efforts as we identify and align with philanthropic organizations and initiatives that affect and matter to our Wheels Up members, customers, families, and friends.

Now let’s turn to diversity, equity, and inclusion, or DEI. We think about DEI at Wheels Up from two perspectives: externally and internally. Let’s start with our external focus. As you heard from Lee, achieving democratization will rest on the idea of access for everyone, ensuring those who wish to fly private feel welcome to do so without any barriers, real or perceived. At Wheels Up, we believe there’s a seat on the plane for everyone. This idea speaks to the core of who we are and to why we built this Company. It’s critical that we not only extend invitations and access, but also ensure that all who fly with us feel truly welcome.

As we heard Lee say, being inclusive isn’t just the right thing to do, it’s good business, creating additional value for our brand and for shareholders. Our Company’s growth we maximize by targeting segments that private aviation has largely ignored. We must be intellectually honest about our track record as an industry, which is almost nonexistent as it relates to consumer diversity and inclusion. That is not only incredibly disappointing, even troubling, it’s also a missed opportunity. Within diverse segments lies a very large base of potential consumers, some of whom over index on travel and hospitality. I’ll show a datapoint to illustrate the potential that we see.

In 2019, women, African Americans, Hispanics and the LGBTQ+ communities spent more than $400 billion on travel in the United States alone, and yet these groups have been largely invisible to private aviation. We want to invite these consumers to join us and to have them fully enjoy the Wheels Up experience. We are setting out to make that happen.

Last year, we were proud to bring on board Stephanie Chung as our Chief Growth Officer. Stephanie launched our Growth department, a team laser focused on expanding customer acquisition and maximizing growth through inclusivity.

Wheels Up is a young company, and as such we’re at the very beginning of launching our formal DEI efforts. We’re starting by developing our DEI North Star and guiding principles, which provide us with the foundation from which we will craft external as well as internal programs and processes. This alignment helps to ensure that our efforts inside and outside of the Company mirror and amplify one another.

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Now let’s spend a few minutes on internal DEI. We want to be clear, DEI at Wheels Up is not just about checking a box or clever marketing. Being diverse, equitable and inclusive is who we are and it’s how we conduct business. It’s about attracting, engaging, and retaining the best employees who bring a diversity of thoughts and experience. That’s what companies need to innovate and succeed in today’s market. This year, we’re creating a multiyear DEI strategy called Up Together. This plan will formalize and expand programs and practices in support of our corporate goal of being the most diverse, equitable, and inclusive company in private aviation, and a leader in luxury and lifestyle.

I’ll share a few highlights of the types of DEI actions we’re taking today and where we’ll go next. One area we’ve been focused on is setting the tone, starting at the top. As we built out our Executive Leadership team and Board of Directors, we’ve been intentional about diversity in all of its forms and the value that brings to our Organization. We’re currently amplifying our proactive recruiting efforts in order to diversify our candidate pipeline, and are cultivating relationships with key partner organizations to help.

When it comes to caring for the physical, emotional, and financial well being of our employees and their families, we take diversity and inclusion into account. Today, our benefits include health care coverage that accommodates a wide array of family types, including an option for domestic partner coverage; a work life balance Employee Assistance program, which includes supporting employees with childcare, elder care, and legal assistance; and parental leave for employees who become a mother or a father through the birth or the adoption of a child. As a larger and public company, we will continue to review the benefits we offer to ensure they consider an increasingly diverse range of employee health and wellness needs.

Being an inclusive and equitable employer means we’re self-reflective. As we move forward, we will be looking anew at our employment practices and processes for hiring, promotions, and compensation through the lens of equity. We must ensure that candidates from diverse backgrounds are sought after, welcomed, and have equitable access into joining our Company. We will ensure that existing employees have fair and merit-based opportunities to further their career with us.

I am personally so proud of how we’re living out our brand promise to be a company that is caring and inclusive. Thank you for allowing me to share a bit about where we are and where we’re headed.

I’ll turn it over to my colleague and our Chief Business Officer, Jason Horowitz. Jason will be sharing more on the Wheels Up go to market strategy.

Jason?

Jason Horowitz

Thank you, Francesca, and thank you, Lee.

No one speaks with more passion than a people person talking about culture or a marketing guy talking about brand. I’ll take your cues and hopefully keep the momentum going.

My name is Jason Horowitz and I’m the Chief Business Officer for Wheels Up. I’ve been with the Company since October of 2013, starting out as General Counsel, serving as COO for several years, and most recently transitioning to the CBO position. All of which is to say I’ve had a front row seat watching the incredible growth of our Company from an idea with no members and no planes, just a contract with Harper Beechcraft, to becoming one of the largest private aviation companies in the world. So far, Kenny, Greg and Lee, have all talked about the vision for our marketplace, connecting demand, our flyers, to supply, our private aircraft. I am going to discuss the demand side of our marketplace, our flyers.

In just over seven years, and in part through product innovation and enhancement, we’ve become not just a leading provider of on demand private aviation in North America, but one of the largest demand aggregators in the industry. At the end of 2020, we had over 11,300 active users, including more than 9,200 active members, and for the full year, we flew more than 150,000 passengers on approximately 45,000 flights.

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To date, our demand has by design almost exclusively come through our industry leading membership program. From day one, our membership has been based on three pillars, or key value propositions: the aviation offering at the center of the experience, our member-facing technology, and our lifestyle programming, which we call Wheels Down.

On the aviation front, we started Wheels Up with our exclusive King Air fleet, servicing mostly shorter-haul missions of two hours or less, and in the years since, have expanded the offer, most recently in 2020, when we introduced a guaranteed offering across all cabin classes and dynamic pricing, something I’ll discuss in more detail later on. Our members have access to one of the world’s largest fleets of owned, leased, managed, and third-party network aircraft.

Pillar number two is our member-facing technology. Through the Wheels Up app and website, we make it easier for our members to interact and engage with the benefits of membership. When booking flights, we provide a simple digital interface, offering real-time price discovery and instant booking capabilities. In addition, our technology supports product innovations, like our Hot Nights program, discounted luxury vacations in hotels and villas around the world; our Hot Flights offering, deeply discounted empty-leg flight opportunities posted daily; and our social aviation opportunities, something I’ll also describe in more detail later on.

For the third pillar, there’s Wheels Down. There are 8,760 hours in a year, and as Kenny likes to say, even the most frequent of flyers is in the air only 50 to 100 of those hours. What can we do to enhance the remaining 8,700 hours? For this, we have our Wheels Down lifestyle programming. It’s our exclusive events and benefits, a long list of partner benefits, and a 24/7 concierge, all of which Lee covered earlier on.

We offer three tiers of membership, Connect, Core and Business, which we believe provide a solution for most typical private aviation users, from those with occasional usage to the most frequent of flyers. We’ve built our program on our Core and Business memberships. Our Core membership, which makes up close to 70% of our active membership, is designed for private flyers who want guaranteed aircraft availability on all aircraft types, including on short notice, and want price predictability and protection on the busiest days, and in many cases want to participate in our lifestyle platform. Our Business membership serves companies for whom we are the primary provider, as well as those for whom we may be a supplemental solution to their own aircraft or flight department.

Notwithstanding the success we’ve had with these outstanding memberships, based on both data and anecdotal feedback where only 2019 we saw that our existing products did not adequately address prospects and members with less frequent, less predictable, or more flexible flight needs. When we had higher retention across all members, the number one reason for those who did leave the program was limited upcoming flight needs. While many would argue that a 65% to 70% retention amongst those non and low frequency flyers is impressive, it still meant we were losing 30% to 35% of those members, many of whom likely would have a flight need at some point in the future.

In 2019 we rolled out our lower priced Connect membership, a solution tailored to these prospects and members. Lower initiation and annual dues, access to the fleet but without guarantee on busy days or on short notice, and less robust lifestyle features. We think of it like a tennis membership at the golf club: you may not be able to tee off at 8:00 a.m. on a Saturday or come to the Sunday barbeque, but you can get a foursome out on Tuesday afternoon and lunch is open six days a week. For 2020, we experienced tremendous success with Connect. We saw 275% year-over-year growth in active Connect memberships and Connect memberships now make up close to 25% of our total active membership.

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Before diving into the details and differentiation across our three membership types, let me share a little bit about how membership works. Each program requires members to pay an initiation fee and annual dues to gain access to the Wheels Up asset right fleet. Paying dues for exclusive or preferential access to a product or a platform is not new. It’s very similar to subscription-based models you’ve seen in many other industries: Amazon Prime, Costco, among many others. Once they join, members can request and book flights through the Wheels Up app, the member website, directly through our member services team, or they can work with their dedicated account manager.

One of the most powerful elements of our model is prepaid blocks. Prepaid blocks are essentially members funding 12 to 24 months of anticipated flight needs up front, in increments ranging from $50,000 to as much as $1 million and sometimes more. Blocks are sold as fund programs for our Core and Business members, and Connect members can purchase Connect Funds. Fund programs come with preferential terms and conditions that may include greater guarantees on aircraft availability, extended capped rate price protection, something I’ll dive into shortly, and other member benefits. The preferential terms apply for predetermined periods, generally ranging 12 to 30 months, increasing with the amount of the fund program. Approximately 45% of our Core and Business members purchase fund programs. Our Connect Funds are relatively new, but we’ve seen strong early adoption of the Camp25, a $25,000 product, since its launch in mid-2020.

For members who do not purchase a prepaid block, we offer pay as you fly. The concept is simple. Members pay for their flights as and when they book them. What makes this unique is that historically in our industry, to get guaranteed access to a controlled fleet of aircraft, including price protection on many busy days, you’d have to purchase a Jet Card or a fractional ownership. In each case, writing a very sizeable check. For our Core and Business members, they can get these features 300-plus days a year just by joining the club and paying their annual dues.

I’ll take only a moment to talk about the specific differences between the memberships, as the chart tells the story. As noted earlier, each membership type requires an initiation fee and annual dues starting the second year. For all memberships, we sometimes discount the initiation fee or offer accompanying flight credits based on special promotions or partnership offers. The key differentiation across products relates to who can use the membership, level of aircraft guarantee, pricing of flights, and participation in the Wheels Down lifestyle programs.

As you can see in the chart, Core and Business memberships provide guaranteed availability across all aircraft categories, while Connect access is based on availability. Flight pricing for Connect members is typically 100% dynamic, based on trip specifics like date, time, destination, amount of advanced notice, a number of other factors. But with Connect Funds, Connect members can get guaranteed availability on King Air, 300 days a year.

In 2020, we introduced our dynamic pricing feature, coupled with capped rate hourly price protection for our Core and Business memberships. This was a significant program enhancement for our members, a unique offering in our industry and something worth looking at more closely. All Wheels Up member flights are dynamically priced by our proprietary pricing engine, which utilizes advanced algorithms, machine learning, and predictive analytics to drive real-time, trustworthy, market-driven trip by trip pricing. As I mentioned briefly earlier, a number of factors help drive pricing, including date, time, region, amount of advanced notice, market demand, among many factors.

For our Core and Business members, this dynamic pricing is coupled with price protection to cap the hourly rates on peak travel dates, our highest demand dates. Let me explain a bit about why this gives us a competitive advantage and provides our customers with a valuable and very tangible economic benefit. If you look at a Jet Card, they’ll charge you a fixed rate at all times. This means that the price is the same whether it’s a high demand day or a low demand day. So, on low demand days when the market suggests pricing should come down, Jet Card customers are paying that same fixed rate above market pricing. For charter, which is never fixed and always market-driven, prices can surge significantly on the industry’s busiest days.

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A combination of dynamic pricing with capped rate protection provides our Core and Business members with the best of both worlds: reduced cost on slower demand days and protection against market pricing surges on the industry’s busiest days. When pricing flights dynamically, we are also able to show members opportunities for savings by displaying what a requested flight might cost by shifting the flight by a day or two in either direction, or in some cases just a few hours on the same day. This provides not just a better consumer experience, but it also helps shift or spread-out demand, driving aircraft utility on historically slower days, which in turn contributes to our overall goal of optimizing supply and demand. Very importantly, dynamic pricing is a critical unlock in our democratization of the industry, allowing us to increase access to more attractive pricing.

One last point on pricing. With our pricing and optimization technology, we are able to offer special pricing on certain identified and popular travel legs. Most recently, we leveraged our newly expanded fleet of Citation X supermid aircraft to introduce special fixed cost pricing on transcontinental flights, which has proven to be very popular and gives us a strong value proposition for this competitive and profitable flight profile.

You won’t be surprised to hear that with strong membership growth, high retention, and consistent per member spend, a subscription model can drive very favorable economics. Our frequent product innovations and program enhancements, coupled with a relentless focus on service, drives strong customer loyalty. That loyalty shows up in our retention numbers. We had 80% retention for all Core and Business members in 2020, a number that goes up based on increased engagement with various elements of our program.

For members spending more than $25,000 annually, retention approaches 90%, and exceeds 90% for those spending $50,000 or more. For block purchase, retention is 94%. In engagement with our lifestyle offerings, attendance at just one event or activation of a single benefit drives overall retention up by 500 basis points to 85% across our Core and Business members. This strong retention, combined with our consistent year-over-year growth, new member growth, has driven a compounded annual growth rate in active members of 44% since 2014. Over that time, our Core and Business members have consistently spent on average between $70,000 and $75,000 per year.

Finally, approximately 45% of our Core and Business members prepay their forward flying each year through purchase of prepaid blocks. During 2020, our members pre-purchased more than $530 million of prepaid blocks. With strong growth in active memberships, consistent per member spend, and large prepaid block purchases, you get strong visibility into forward revenue, powerful predictability of future flight demand, and favorable cash flow dynamics.

We’ve got a powerful membership model and we’ve demonstrated the power of segmented offering appealing to a broader consumer base. What now? Our next step is to continue our mission to simplify private air travel and make it more accessible, and in doing so, increase demand by expanding our serviceable and addressable markets. Starting this year, we have opened up our marketplace to include nonmembers using the Wheels Up app.

If you flash back to the McKinsey study referenced earlier, it stated only 10% of individuals who could afford to fly privately were doing so. We believe this limited market penetration is as much a function of inaccessibility as it is, perhaps for some, price. By offering a user friendly, transparent, and familiar digital experience, we will remove friction points for new entrants to private aviation, as well as appeal to those who currently use more analog, competitive options. Earlier, Lee talked about the 17.9 million people with net worth between $1 million and $5 million and the 1.9 million between $5 million and $10 million. We believe introduction of an app with simple discovery, transparent pricing, and instant booking is how you turn these individuals from prospective into active market participants.

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Individuals who can spend $5,000, $10,000, maybe $20,000 on one or two trips, or even share a flight or two, over the course of a year, give them a simple, intuitive access to a product that previously felt confusing and inaccessible. We introduced a beta version of our public app in late-2020 and recently made it widely available. We’ll be adding an upgraded interface in the coming months and over time we intend to add additional features to the app, including participation in our flight sharing and by the seat scheduled Shuttle products. By the way, Wheels Up app is available now on both iOS and Android, and a desktop version is on the horizon for those who may prefer that to a mobile experience.

In addition to our memberships and our app, we generate flight demand across several other important channels: wholesale charter, partnerships, our strategic relationship with Delta Airlines, and for the time being, Jet Cards. With our recent acquisitions, we added thousands of flyers to our platform through our wholesale operations. For wholesale, we provide flights on our unbranded fleets for charter brokers and third-party operators. Wholesale is a powerful addition to our model, in that wholesale demand is flexible and comes without guarantees. The ability to pick and choose trips and price based on a variety of factors contribute to both fleet utility and efficiency, which Eric Jacobs, our CFO, will explain directly benefit the bottom line.

Many of our brand partnerships, which Lee talked about, feature membership and flight access offers and target specific customer bases. These arrangements drive demand by fueling membership growth with limited cost, as well as bringing loyal flight request and utility to the fleet. Which takes me to our unprecedented and strategic relationship with Delta Airlines.

In January 2020, in connection with our purchase of Delta Private Jets, we entered into a commercial cooperation agreement with Delta Airlines.

This strategic relationship brings together two top consumer brands in private and commercial aviation, and we expect will create significant value for both Wheels Up and Delta, and, most importantly, will provide us with exposure to Delta's global network of customers.

Some of the features of this commercial relationship include co-marketing our products and services to our respective customer bases, including Delta's large roster of corporate account relationships; providing Delta SkyMiles to new and renewing Wheels Up members, and Delta Medallion status for Wheels Up members based on flight spend; introduction of exclusive Wheels Up product offerings to Delta’s 360, Diamond, and Platinum Medallion members; targeted integrations of our respective technology platforms to drive cross-program engagement; and this last one, very powerful, the ability for Wheels Up members to utilize their prepaid block funds to purchase Delta commercial flights, something we call Flexible Funds.

Very quick mention of one last demand challenge, Jet Cards. Through our acquisition of DPJ, we inherited the legacy DPJ Jet Cards, which look and act a lot like our fund programs. During 2020, we stopped broadly selling these Jet Card products, and began the process of converting Jet Card holders to Wheels Up memberships.

We believe that we meaningfully lower the cost of private travel through the expansion of our digitally-enabled flight sharing, helping to bring new flyers to the industry, and again, as Lee explained, deepen penetration within those 17.9 million prospective flyers. Flight sharing is not a new concept in our industry, but we believe the scale of our network, as well as the nature of our membership, set us up to succeed in delivering frequent opportunities and real cost savings where others have come up short.

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Interestingly, in a recent survey of our members, 80% expressed willingness to share flights with other members. We offer two products that allow for share of flights with other members at a reduced cost. We sometimes group them together in talking about social aviation. Our Shared Flights program allows members to essentially crowdsource flights by proposing an itinerary they want to share on our Shared Flights Board, and can reduce the cost of flying privately by 50% or more depending on how many members decide to book together.

We also offer purchase by the seat options, which we call Shuttles. These flights are scheduled on predetermined routes such as New York to Nantucket or New York to Florida, and to popular events like the Super Bowl or the Masters. Our Shuttle offerings have been limited to date, but we expect to add additional routes and event-based options over time.

We believe the continued growth of our member and customer base, including through the eventual introduction of our Shared Flight features through our publicly available non-member access, will significantly increase the pool of potential Shared participants, which, in turn, should drive more Shared Flight opportunities, and thus, more customer and member value.

I'll close with one last call-back to an earlier slide in the presentation. If you remember, Kenny showed you the private aviation pyramid, explaining the primary product categories in our industry and the customer segments to whom they appeal, largely based on nature and frequency of need. Across our various offerings, we aim to provide solutions for all participants in every layer of the pyramid: as a primary solution, addressing all private flight needs; as a complement or supplement to a whole aircraft or fractional ownership; as the first or last mile, together with a commercial itinerary; whether someone is new to the space or a long-time flyer; and whether it's for one flight or regular flight needs. It all falls into our serviceable, addressable market, and together, it facilitates an expansion of the TAM.

To service the needs of these flyers and drive strong retention and customer advocacy, we deliver a safe and world-class flight experience backed by an industry-leading operations team. I'll turn things over now to the leader of that team, our COO, Tom Bergeson, who is going to talk about flight operations.

Tom?

Lieutenant General, U.S. Air Force, Retired, Thomas W. Bergeson

Thanks, Jason.

Hello, everybody. I'm Tom Bergeson. I joined Wheels Up last September after retiring from the United States Air Force after a 35-year career as a fighter pilot and commander. My final assignment was as Deputy Commander of U.S. Central Command where we were responsible for all U.S. and coalition military operations in the countries in the Middle East, Southwest and Central Asia. Before that, I commanded Seventh Air Force on the Korean Peninsula where we flew thousands of sorties every day with allies from multiple nations. Over my career, I've had a ton of experience in solving complex problems in very dynamic environments. I also know what right looks like when it comes to excellence in aviation, so I've found that my military career has translated extremely well to my responsibilities as a Chief Operating Officer of Wheels Up.

As you've heard from Kenny, we’re building an innovative marketplace to solve some problems endemic in private aviation. I'll focus on the operational or supply side and provide some background on the industry, as well as describe how Wheels Up is best postured to aggregate the supply and meet or exceed the expectations of our customers.

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Jason highlighted our many demand channels, and how every year we bring more and more flyers to our platform. I'll focus on how we use the platform to aggregate that fragmented supply in order to connect flyers to those aircraft at scale.

Our commitment is to have the right plane, at the right place, at the right time, every time. While this is simple to say, this could be really challenging in practice due to the very dynamic nature of private aviation and the many variables that must be taken into consideration.

Kenny gave an excellent, high-level overview of the industry. I'll take you one level deeper. I'll give a bit more context on the industry and its complexity before diving into our solutions.

For starters, there are two principal FAA regulations that govern private aviation operations: Part 91 and Part 135. Part 91 applies to private but non-commercial civil aircraft. An aircraft flying under Part 91 is for the sole use of the owner and cannot be used for hire or charter. Part 135, on the other hand, details requirements to conduct private flight operations for charter. Consequently, Part 135 has higher safety standards to include more stringent pilot qualifications and maintenance standards when compared to Part 91. Now, all of Wheels Up customer flying is done under Part 135.

Part 135 requirements provide a solid baseline for safety. Wheels Up safety standards are well above the minimum required because safety is foundational to everything we do. Our safety standards are a unique attribute that our customers value, and importantly, we apply the same high safety standards to all aircraft that a customer might fly on whether on our own fleet or one of our approved vendor's aircraft.

Finally, a Part 145 certificate provides the authority to conduct maintenance on certified aircraft to include third-party aircraft for retail. We currently have several 145 certificates at our major maintenance locations across the country, that I'll talk about later.

The management and execution of flight operations is filled with complexity with multiple variables to consider, such as the temperature and weather, the runway length, the weight and balance of the aircraft, pilot qualifications and currencies, aircraft maintenance schedules, to name but a few. And private aviation has one significant difference from commercial airline: our schedules change every single day. No two days are the same. Compared to an airline, which can set schedules months in advance, our schedules are constantly being updated even up to the last minute and throughout the day, and while airlines fly from approximately 500 major airports in the United States, our customers are able to utilize almost 5,000 airports in the U.S. These executive airports often have unique restrictions and operating hours which can change regularly. Adding to the complexity, our pilots also have to be scheduled to meet up with their aircraft at a location not known very far in advance because there is no home base.

No surprise, but ownership and operations of an aircraft can be very expensive. Besides the initial capital expenditure for the aircraft, the cost to operate and maintain it can be even more significant. There are fixed costs such as debt or lease payments, pilot salaries, and scheduled maintenance fees, as well as variable costs such as fuel, unscheduled maintenance, and service fees at airports. And finally, an aircraft on the ground is not bringing in revenue, so there are opportunity costs if it's sitting idle, and even more cost if it's flying but on a non-revenue flight.

It's these complexities that drive the industry challenges, as well as the opportunities that Kenny and Greg outlined earlier, but Wheels Up has strategically positioned ourselves to solve these problems of fragmented supply, outdated technology, opaque pricing, old school broker networks, underutilized aircraft, and the inefficient matching of demand to supply.

To address those challenges, Wheels Up has built our fleet very intentionally. We started with a first-party business by purchasing 72 King Air aircraft. The ownership of these aircrafts gives us full scheduling control, and therefore maximizes our flexibility and enables us to make guarantees to our members. This first-party, or controlled fleet, now consists of 170 aircraft of all cabin classes, and serves as the foundation of our business.

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We strategically added a second-party business, which will be a key component of growing our asset-light fleet. We manage 170 aircraft that are owned or leased by others. The owners pay us a monthly management fee, and while some of our owners prefer to keep their aircraft in Part 91 for their sole use, most of our owners make their aircraft available to Wheels Up to charter in our marketplace under Part 135.

Finally, we have a large network of vendors that meet Wheels Up safety standards. Through use of a guaranteed rate program, we’re able to gain scheduling control and use those aircraft for charter in our marketplace, and today, we have 106 third-party vendors in our marketplace, and 16 more vendors in the process of joining. This third-party network consists of over 1,200 aircraft, so altogether, this gives us over 1,500 aircraft in our total fleet, which we refer to as our asset-right fleet. This fleet's strategy allows us to scale with capital efficiency, while maintaining a foundation of owned or leased aircraft for which we will always have full scheduling control.

Let's take a deeper look into each of these sources of supply. The Wheels Up first-party, or controlled fleet, includes 85 turboprop aircraft, 28 light jets, 16 mid-sized jets, 38 supermids, and three large jets. Notably, we have the only fleet of King Air 350i of this size and scale in the world. We also have the largest fleet of Hawker 400XP light jets and Citation X supermid aircraft of any Part 135 operator in the country, and because we have scheduling control of these aircraft, we operate these aircraft as a floating fleet, which means they only return to one of our Wheels Up locations when necessary for scheduled maintenance. As I'll show later, operating as a floating fleet leads to significantly higher efficiency when compared to returning to home base after each trip.

Our second-party fleet are the aircraft we manage for someone else. Management of an aircraft can be very complicated, and so individual aircraft owners almost always pay someone else to manage the asset for them. At Wheels Up, we provide potential owners a total aviation solution. Our aircraft sales team can assist with purchasing of an aircraft. We can then offer turnkey management services for which we receive a monthly management fee.

These services include an assigned account manager who can take care of all aspects of ownership, from hiring pilots, to scheduling maintenance, to financial management. We could also help an owner transition from Part 91 to Part 135 Wheels Up standards so that they are able to charter their aircraft in our marketplace. We then share the revenues with the owner.

We also provide aircraft owners with a membership in Wheels Up with access to our entire fleet when their aircraft is not available or their aircraft is not the best fit for a particular flight. Our ability to offer owners substantial charter in our marketplace to help offset costs is a big differentiator of our management business from others. We truly are the total aviation solution. As I mentioned previously, our aircraft management business is an important part of our strategy for scaling the asset-light fleet in our marketplace.

Finally, we have the Wheels Up certified third-party vendors. Access to these aircraft is what allows us to scale our supply very quickly on a daily basis to meet our demand without having to own the aircraft ourselves. Through use of the guaranteed rate program where we guarantee a vendor a certain number of revenue hours at a set price, we’re able to gain scheduling control of vendor aircraft and their pilots for several days. We can then utilize them as part of our floating fleet, and can string together multiple revenue flights much more efficiently than a vendor could through those old school brokers.

A common question we get, though, is how do we ensure safety on these disparate fleets of aircraft? As I mentioned before previously, we apply the exact same standards of safety and quality to all aircraft in our marketplace to ensure a consistent customer experience. For third-party operators, we have a detailed process for safety vetting and verification. This starts with an audit of safety records, maintenance and pilot records and qualifications, interviews with their leadership team, and a due-diligence on-site visit.

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Our vendors are very important to our marketplace, and so we treat them just like we do our customers. We maintain close relationships and strive to be easy to work with and transparent in our pricing, and while we do have high standards, our vendors are incentivized to meet those standards because of the consistent demand we are able to bring.

The asset-right approach allows us to scale in a capital efficient way while giving us downside protection during non-peak periods. As our demand increases, we are able to scale the supply commensurately, and the larger our fleet becomes, the more options we have for getting the right aircraft to the right place, so scale permits flexibility which drives overall network efficiencies. The larger and larger a floating fleet becomes, the greater the opportunity to have the proper aircraft in close proximity to the customer’s departure airport, resulting in large reductions of non-revenue flights, and as we bring more and more consumers’ eyes on those non-revenue flights, we greatly increase the potential of converting those into revenue flights and further increasing our utility and efficiency. The symbiotic relationship between the scale of demand and the scale of supply produces a network effect in the marketplace.

Within our own fleet, we have the opportunity to significantly increase our capacity without buying more aircraft. We will do this by increasing the dispatch availability of our controlled fleet through the use of in-house maintenance. In fact, this year, we've begun building an organic maintenance capability to do both scheduled and unscheduled maintenance throughout the country. We have major maintenance facilities in Cincinnati; Fort Lauderdale; in Elkhart, Indiana; Broomfield, Colorado, as well as mobile service teams at high-density locations, with plans to add more.

The retail cost for scheduled and unscheduled maintenance is very high. By bringing maintenance in-house, we can not only greatly reduce the direct operating costs, but also ensure we complete the maintenance on time and with great quality assurance. The end results will be higher aircraft availability, which, in turn, will lead to higher aircraft utilization. And any additional utility we get on our own fleet will fall to the bottom line, and Eric will go into more details about this in his portion of the briefing. We will have 24/7 maintenance operations to ensure an aircraft is quickly returned to service. We can also sell maintenance for retail when we're not working on our own aircraft because we are Part 145 certified.

Let's now look at a simplified example to see how our operational approach is driving higher efficiency. Most individual aircraft owners, or mom-and-pop third-party operators that own a few aircraft, operate their aircraft from a home base. These aircraft generally return to base after each flight, resulting in efficiency of 50%. Using a floating fleet strategy, efficiencies can be greatly increased, as the number and length of non-revenue flights can be significantly decreased. As we add more and more aircraft to the fleet, the ability to fly in a more optimum pairing also increases, but the scheduling workload to build this optimum schedule also increases.

Because there are so many variables to take into account in aircraft and air crew scheduling, especially with a floating fleet, at some point, manual flight and crew scheduling processes are overwhelmed, and this is where our proprietary technology unlocks the ability to optimize the floating fleet schedule at great scale. Our ability to have both visibility on the entire fleet and a computer algorithm to facilitate optimum scheduling is our solution to unlock the true network effects of this private aviation marketplace.

This is the future: thousands of aircraft in the Wheels Up marketplace flying thousands of flights for millions of consumers. But despite our scale, we will always retain our commitment to have the right plane in the right place at the right time.

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Now, I'll turn it over to our tech team who will discuss the game-changing technologies we're building to enable these aviation marketplace operations at scale. Thank you.

Dan Crowe

Thank you, Tom.

Next, we’ll talk about the technology to solve these industry challenges.

I'm Dan Crowe, the CIO at Wheels Up. I joined the Company five years ago. Previously, I was CTO at Weight Watchers, and CIO and Chief Product Officer at AutoTrader. I've devoted my career to building technology organizations that create market-leading consumer solutions at scale.

I'm joined by Daniel Tharp, our Chief Platform Officer and Founder of Avianis.

In this section, we’ll discuss the key aspects and advantages of our proprietary technology, and why we believe we have all the pieces required to digitally transform and tech-enable this industry, bringing better choices to consumers and scale efficiencies to ourselves and our partners.

As you've heard today, private aviation is a desirable and aspirational product, appealing to a set of consumers that everyone wants in their database. However, in this industry, aircraft search, booking, and delivery have been very analog and human-powered. By applying proven concepts in digital consumer-grade technology, data science, machine learning, as well as marketplace platform strategies, Wheels Up is in position to drive greater consumer access, generate efficiencies of scale, and become the winner-take-most in this growing space. So, what are we doing with technology?

Wheels Up is building a complete end-to-end private aviation marketplace platform that connects flyers to private aviation and one another. We believe there are three essential technology components, the proverbial three-legged stool to a successful marketplace. You need all three to succeed at scale in this complex industry. We'll explain these elements and how we’re bringing them all together across our integrated enterprise.

First, our consumer-facing front end. It features our highly-rated mobile and web applications, which are easy to use and deliver real time pricing and instant booking. Our intelligent middle tier includes a dynamic pricing engine, a rules engine to drive personalization, and our proprietary optimization algorithms. Our back-end platform for operations and suppliers features Avianis technology which will power the Wheels Up fleet and advance marketplace functionality. Over 100 operators use Avianis and will have the opportunity to connect to our marketplace platform.

We built all this on a modern, secure, and scalable cloud-based infrastructure. The platform is built and run by a strong team of over 100 professionals with robust product development, data science, and engineering capabilities. We'll explore these components in more detail.

Let's start with the front-end experience. Lee and Jason described our brand, our ability to generate demand, and how we monetize that demand with unique programs and offerings such as dynamic pricing with cap rates, our sharing program, and our community and lifestyle programs. These come to life in our digital experiences. We have a highly-rated app and web experience that some say is the best in the industry. We received strong reviews in the App Store, including a 4.9 rating for the iOS app; and industry observers have praised our efforts. Our mobile apps are available in both iOS and Android versions. iOS is most popular now, but having Android is important as we go after an expanded addressable market.

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This is real technology. It's not a data collection forum disguised as a booking app. We price and book flights in real time, and we have booked many thousands of flights digitally. Our members and consumers enjoy our easy and convenient flight search, our Uber-like UI which makes it easy to compare aircraft categories, transparent pricing, special deals, alternate date travel options, and, of course, instant booking right in the app. We take your payment, and we have committed that trip to you right there. We have personalized access and offers: sharing, hot flights, community, journey management, and trip support all in the app experience, and we’re also building APIs that will allow distribution partners to use Wheels Up as their private flight search engine. This lets us extend the reach of our brand.

Having these technology capabilities enables Wheels Up to democratize and demystify private aviation, especially for the growing number of newcomers who maybe don't really know how to get started with private aviation, or even how to access it. With this technology, we can access the growing addressable market. Overall, we aspire to change consumer behavior; become synonymous with private flying in the minds of consumers. We want to be a first-page app for private aviation shoppers.

Now, we’re continuously evolving our technology to achieve these goals, so let me tell you about some exciting enhancements to our consumer experience that we’re building right now.

We're working to take the app and web experience to a new level of personalization and interactivity, a true digital companion throughout the journey. We have a project underway now that will deliver an enhanced look and feel, improve personalization capabilities, leveraging our new customer data platform, merchandising and promotion to give consumers greater choice and options, richer digital communication capabilities so flyers feel digital support throughout the trip, and better connectivity to an extended ecosystem such as ground and catering and more to enhance the journey end-to-end. We're also making enhancements to our buy the seat programs, building on our Shuttles and Shared programs.

We are using personalization and interactivity to make the app more engaging and generate incremental demand. We know your favorite airports. We know your favorite routes. We can help customize your experience to help you make the most of it and offer suggestions. Let's say you have a house in Greenwich and a house in Florida, the grandkids live in Atlanta. You can set alerts for hot flights or empty legs for these routes to fly them in when opportunity knocks. Additional alerts can let you know there are special deals going north and south on certain days so you can take advantage as you move between homes. You can set your sharing alerts to let you know when another member is taking a similar flight, and you can, perhaps, split the costs. You can participate in our community feature with specific threads for popular regions and routes, connect with other members who are in your travel areas and may want to share with you. We make it advantageous and easy to travel off-peak, take advantage of special deals, repositioning legs, and sharing opportunities.

The more interactive and engaging the app is, the more we can improve the overall member and customer experience, increase engagement with the brand, drive additional demand, and enable our successful partnerships, and overall, tap into the expanding addressable market.

Let's talk about data science. The front end of the app looks great, but the magic is under the hood. An important capability that sets us apart from others and creates a deep moat around our business is our proprietary data and data science capability, which forms the middle tier of the platform. Pricing, feasibility, optimization, and advanced analytical capabilities enable us to deliver a great consumer experience and attract the best suppliers.

Let's talk about feasibility. What does that mean? It means the aircraft you pick with the passenger load you told us can actually make that mission, and we’re not going to let you book a flight that isn't going to be feasible. Others do. We don't. We take great care with that. Our revenue management and flight operations groups work interdependently to align available supply in the network with flight demand using real-time booking data and predictive analytics.

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We've spent the last couple of years building the foundation for what you see in the app experience: the pricing engine, the feasibility engine, but also the personalization and rules engine, instant booking, and payment technology. That was a big investment by us, and it's paying off, and what you don't see, very important to the experience, is predictive demand, predictive availability, machine learning driven schedule optimization. That's all from the data science team.

Now, it's worth noting that the technology ecosystem in private aviation is less robust than other categories. There's no GDS like Sabre or Amadeus. There's really few data providers. There's a very small software ecosystem, so for key functions like pricing, feasibility, and optimization, the buy versus build analysis comes up build, and building takes investment and a large, talented team. Few have that, but Wheels Up does. We believe having the proprietary technology with a large and skilled team gives us a significant competitive advantage because it's difficult to replicate.

Let's talk about our proprietary algorithms and data engines. We think they create a deep moat. The optimization algorithms, dynamic pricing, and predictive analytics I just described create tremendous benefits for us, our flyers, and our third-party suppliers. Data is the fuel for these capabilities, and in the past, reliable data has been hard to come by in the private aviation space.

Because of our size, scale, and market presence, however, we can capture a lot of data with our technology platform. We serve tens of thousands of flyers on thousands of flights across a wide spectrum of aircraft and operators, and have strong CRM capabilities. We have consumer data, behavioral data, pricing data, flight pattern data, seasonality data, and more. We use this data to tailor our algorithms for predictive demand, predictive supply, sharper pricing, and a more personalized consumer experience.

A marketplace connects demand to supply, so we're going to talk about the supply side next. We did a lot of due diligence over two-plus years looking at private aviation and flight management technology around the world. We were very impressed by Daniel Tharp and Avianis and what their team had accomplished and how their technology fit beautifully into our strategy.

I will hand the presentation to my colleague, Dan Tharp, Founder of Avianis, to describe the supply-side technology that is changing our industry.

Daniel Tharp

Thank you, Dan.

I'm Daniel Tharp, the Founder of Avianis and Chief Platform Officer at Wheels Up.

As Dan just outlined, Avianis was acquired by Wheels Up in 2019. This was an extremely exciting moment, not just for both our companies, but also for the industry as a whole, a first in private aviation where a big consumer aviation brand had acquired a supply-side technology company.

Today, I'm going to outline the Wheels Up supply-side ecosystem and what that means for our business, and most importantly, what it means for our consumers. There are a few key areas that make up this ecosystem. The flight management system, which is an ERP for fleet operators. Then we have the global aircraft search engine, which provides a clearinghouse of available planes. And we have an open platform third-party services library. Those three things together make up the Wheels Up supply-side ecosystem. These three things together provide Wheels Up and our partner fleet operations an unprecedented suite of capabilities to both run a fleet safely and efficiently while also streamlining interactions to the marketplace. Let's dig into each of these areas in a bit more detail.

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First, we’re going to talk about the flight management system. This is a key and very rich area of functionality within the platform, and it's good to first understand the many challenges the FMS solves for Wheels Up and our partner fleet operators. As an example, you saw in Tom's presentation earlier how running a fleet operation at scale is a complex and challenging task, so it is critical to have a comprehensive technology platform to help manage the many important details of each flight and all of the supporting elements to those flights.

When we set out to build the Avianis FMS 12 years ago, it was clear that fleet management companies didn't have much in the way of current web and mobile solutions to help manage the many unique aspects of their business. Many were running legacy solutions or attempting to customize commercial off-the-shelf systems to manage their fleet, while others were still operating with manually managed schedules and crew rosters, so the opportunity was great for us to enter in the space with an aviation business management suite built in current cloud and mobile technologies. This provided fleet operations so many advantages early on, and over the years, the platform has naturally evolved even further. With mobile apps and expansive cloud technologies, our clients are able to connect to their customers and the industry as a whole in many new and more efficient ways.

Another good way to understand the complexities of the FMS is to examine the life cycle of a flight. First, you have scheduling, which looks at existing schedules across the fleet in conjunction with aircraft maintenance requirements. Next, you have crew management, which takes into account all of the regulatory and safety requirements needed to put a legal flight crew on the aircraft. Once the flight is scheduled, you move into trip services coordination and passenger management. Then, on the departure date, the operation moves into day of flight tasks like dispatch, flight tracking, and trip services quality assurance. After the flight, there are a number of work streams for crew logs, case management, and billing.

The detailed tasking that takes place for every flight goes into way more detail than I'm covering today, but you can still see how a broad feature suite of the FMS is important to the Wheels Up supply-side technology ecosystem. Simply put, an aviation business needs to have an expansive technological support to service large-scale demand. That's what the FMS is and does. Things, however, begin to get even more exciting when we start to talk about connecting all of these operators through the FMS technology suite and beyond.

This brings us to the global aircraft search engine. This complex technology is built to provide supply-side transparency and frictionless flight transactions. As I mentioned previously, the FMS handles all aspects of the fleet schedule, including aircraft maintenance and crew requirements for the operator, meaning just because an aircraft is sitting on the tarmac doesn't mean it's actually available to service demand. The aircraft has to be airworthy and there has to be a crew available to legally and safely fly it. This comprehensive schedule represents what we refer to as a real-time, high-fidelity view of the inventory, not only for our own fleets here at Wheels Up, but for that of our fleet partners. This is when global aircraft search engine comes into play. As we roll out this technology in the coming months, fleet operators around the world will be able to publish their high-fidelity fleet availability in real time, making this the first hi-fi instantly searchable clearinghouse for private aviation aircraft supply.

We then take it even further with automated feasibility checks. This is possible because the FMS running each fleet is fully integrated to the search engine. This allows us to refine the availability result even further based on a number of proprietary search algorithms and data science. This means we will have an unprecedented capability to have the right plane in the right place at the right time, all at-scale, globally.

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The next aspect of the search engine is our TripLink technology. This, in short, allows operators to fully link flight transactions digitally. As a comparison, much of this happens via email and phone calls today, meaning every itinerary change, passenger add/drop, request for change in departure time, catering and ground transportation coordination have to be manually communicated between buyer and operator of any given flight. This is inefficient to say the least, and is certainly way too time-consuming to efficiently and effectively manage large-scale demand across many separate aircraft operators. TripLink digitizes all of the flight transactions, making for a frictionless transactional environment where change control on all sides of the flight are seamlessly communicated and implemented with much more efficiency.

The global aircraft search and transaction engine are key to our vision of the asset-right operating model that you've heard my colleagues mention today. This is big demand meets big supply in new and unprecedented ways through our supply-side technology ecosystem.

The third area of this ecosystem is the open platform and expansive library of third-party services. When we first set out to build this platform, we knew it had to be architected in an open integration manner. To that, we have already, and are further, building an expansive library of open APIs for partner-operators and third-party service providers to build value-add integrations to the Wheels Up platform. You could compare this to an application story like you would see in a salesforce.com or other similar platform. It has been proven time and again that there is real value in having an open platform where third-party providers can integrate their systems and services. This exponentially expands the overall ecosystem capability and brings even further business value to all of the participants.

Let’s bring all this together. We talked about the FMS and how critical that is to managing even the smallest details of the flight operation at scale. We then discussed the opportunity to connect all fleet operations in the ecosystem through a global aircraft search engine with unprecedented fidelity and in real time; again, this is big demand meets big supply at a global scale. Lastly, we talked about the merits and value in making this a truly open industry platform for third-party systems and services.

There's a good analogy that we like to use to help describe this platform. It's the OpenTable example. As many of you know, OpenTable is a restaurant reservation service. They were able to centralize consumer dining demand through easy-to-use consumer apps that made it really simple to shop and find a restaurant of your type of your choosing wherever you were looking to go. This equates to an amazing experience Wheels Up flyers have today when shopping flights and aircraft in our consumer applications. Then, as the OpenTable demand grew, they quickly moved into providing more comprehensive technology to the restaurants: their supply chain. This was done to get better visibility into actual table availability at restaurants and to streamline the booking process. This equates naturally to our FMS and how this tech enables our supply chain, the operators, so that we can source massive amounts of demand into the market in an intelligent and more automated manner.

With our large technology team, proprietary technologies, and significant investments, we are confident that we can become the largest and most comprehensive platform provider in the space, making the experience for our consumers consistently amazing whether they are on one of our brand new planes or on one of the safety vetted and verified partners.

In conclusion, I want to reinforce that we believe Wheels Up has the most complete technology platform to digitize private aviation at scale. The Wheels Up platform is comprehensive and highly differentiated. We have the compelling user experience in the front end to engage consumers and capture the growing addressable market for private aviations. Consumers love our app. Our middle-tier contains the data science and proprietary algorithms to solve complex pricing, matching, and optimization challenges that will enable us to scale. Our back-end platform with Avianis technology enables us to run an efficient fleet, power our asset-light marketplace, and bring greater technology enablement to the industry as a whole. We believe Wheels Up's holistic, three-tiered platform is the superior approach, and provides the technology necessary to execute the bold vision and strategy that you are hearing today.

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Now, I'll turn it over to Eric.

Eric Jacobs

Thanks, Dan.

Hello, everyone. My name is Eric Jacobs, CFO of Wheels Up. I'm very excited to speak with you today. By way of background, I was a public company CFO for eight years with Dealertrack, a technology company which led the analog to digital transformation of retail auto. While at Dealertrack, we scaled our annual revenue from approximately $250 million to over $1 billion before we sold to Cox Automotive.

I joined Wheels Up over three years ago when the Company was roughly the same size, $250 million of revenue. I knew at the time there was an incredible opportunity to capitalize on similar trends playing out in private aviation. It isn't easy to take an idea and build a transformative company out of it. It takes innovation plus a lot of hard work and execution to be successful, and now is truly an exciting time for us as we execute on our vision, so let me walk you through some slides to help you better understand our business from a financial perspective.

First, let me start with revenue, how we generate it, and how you may want to consider modeling it. We break out revenue into four buckets: membership, flight, aircraft management, and other. Due to its size, we decided to break out aircraft management from other revenue after our initial PIPE marketing.

Turning first to membership revenue. We had over 9,200 members at the end of 2020. That doesn't include over 800 Delta Private Jet’s Jet Card holders, who we have the opportunity to convert into members as their current Jet Cards expire. We believe our membership revenue is highly-visible and largely recurring. Like Amazon Prime, the membership relationship is a key driver of total revenue.

Our Core members, which for purposes of my remarks today will include Business members since the programs are so similar, drive the largest percentage of our flight revenue. Our lower-priced Connect membership was created in 2019 when we saw an opportunity to broaden the market for our products and services. In two short years, we added over 2,500 Connect members to our membership base. As we think about growth, in the long term, we expect to sell more Connect memberships than Core annually. However, we have seen our Core membership sales exceed Connect sales during the pandemic.

Jason provided a table with the prices of each membership level, and those are also available on our website, if you are interested. While not explicitly included in our current financial projections, we have the opportunity to create other membership tiers and user options to address any perceived customer needs going forward.

As you heard earlier in the presentation, the Core retention rate is about 80%. With our broader fleet offering and investments in service and technology, we believe there's an opportunity to improve that metric over time. We believe it is too early to determine the annual retention rate for Connect. That said, we do expect the renewal rate for Connect to be below the retention rate for Core since Connect members typically fly less and their member benefits are more limited.

There are two components to membership revenue in our GAAP financial statements: annual dues and the amortization of initiation fees. Annual dues are recognized rateably over the year. Initiation fees may be discounted at times, or accompanied by flight credits in accordance with special promotions or partnership offers. Initiation fee amount above the annual dues and net of any promotions is generally recognized over three years in accordance with GAAP. Annual dues will continue to be the key driver of membership revenue, and our current five-year financial projections factor in high teens revenue growth rate for membership revenue. We aren't planning to guide to the mix of members. We are focused on attracting members to engage with the marketplace and fly, and we want to make sure they see value at whatever level makes sense for them at the time. We also expect to see members moving back and forth between membership levels, as some do today.

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Next, let's discuss flight revenue. Flight revenue is our largest revenue bucket, and includes all revenue generated by flying whether it be retail or wholesale or for members or non-members. We are generally agnostic to whether it is a Core, Connect, or non-member flying, or what part of our asset-right fleet is used. As the team highlighted, Core members have certain availability and pricing guarantees under our cap rate program. Connect and non-members do not, and thus pay market rates. I point this out to highlight that while Connect and non-members may not fly as much, they're still very important customers from a contribution perspective. Also, we do have some Connect members that fly more than Core members.

Regarding blocks, about 40% of our members buy prepaid blocks each year. When they purchase those blocks, we receive the cash up front and defer it. We only recognize the flight revenue when a passenger actually flies. Like memberships, blocks provide good visibility into forward flying.

Overall, our current projections saw flight revenue generally growing at a low to mid 20% rate over the next five years, with the exception being this year, due, in part, to the Mountain acquisition. We remain confident that our current projections which reflect us growing flight revenue north of 30% for 2021.

In terms of modeling, we suggest following a flight revenue as live legs multiplied by revenue per live leg. For live legs, we believe growth will be augmented in the long run by adding non-members through the marketplace. Like Connect members, those members will fly at market rates, as I mentioned earlier. Overall, we project live legs to grow at a mid-to-high teens rate annually over the next five years, and we expect to outpace overall industry growth.

From a seasonality perspective, typical industry trends have been that Q1 and Q2 are similar from a demand perspective, as are Q3 and Q4 compared to each other, with demand slightly stronger in the back half of the year compared to the first half, but we are not in a normal period, so these historical trends may not hold for at least 2021.

For revenue per live leg, there are several factors to consider. Stage length will vary over time depending on the mix of travelers and routes, and the ramp-up of any offerings like a last mile program with Delta. Stage lengths are up during COVID, as customers have generally traveled further within the U.S. but less frequently. Cabin class mix. Cabin class mix will fluctuate, but should generally shift towards larger class offerings as we have continued to broaden our fleet beyond the King Air. Retail versus wholesale mix. We will charter portions of our fleet to others to drive utility when they aren't being used for our own customers. Many of the owners of our aircraft we manage expect charter income. We also expect our dynamic pricing algorithms will stimulate demand in off-peak periods. That is important to drive utilization of margin even if that flying's at a lower revenue per leg than our average.

Overall, we anticipate that flight revenue per live leg will increase at a mid-single-digit rate in our current projections.

Moving to the next slide, let's discuss aircraft management. Aircraft management revenue is generated from recurring monthly management fees, as well as recovery and recharge revenue, which is largely a pass-through of actual costs incurred with a small margin. From a modeling perspective, we anticipate aircraft management revenue growing in the high teens on a percentage basis driven primarily by an increase in the number of aircraft under management over time. As Tom discussed, aircraft management plays a key strategic role for us as we scale our business in an asset-light manner. Therefore, we may make trade-offs from time to time to obtain access to certain aircraft that are well-suited for the marketplace.

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There are also additional operating cost advantages to our broader business for maintaining a larger number of aircraft under management.

While not on this page, other revenue is the last bucket of revenue. It includes revenue from Avianis; fixed base operations; maintenance; special missions, including defense; and aircraft sales. We are excited about the potential growth of each of these other revenue streams, as well as the opportunity to expand globally and leverage our brand and customer base into adjacencies. We also see real potential from our relationship with Delta and Aspirational as well. We have only projected about $100 million of other revenue growth in 2025, which is a relatively small part of our expected total revenue growth.

Almost all of the revenue streams I just mentioned have the potential to be significant and reach that goal on their own. Later on, Kenny will talk in more detail about these and other potential growth opportunities and initiatives.

This next slide is important to show how our business has evolved as we execute on our asset-right strategy. To build scale in our brand, we started with the 1-P business, our owned and leased fleet, so we negotiated an exclusive right to buy the King Air and Fleet format in North America. Today, we have 72 blue and white King Airs.

Along with the 1-P business, we started working with third-party operators to help us during peak demand periods with our other supplemental needs. This started the evolution of the 3-P business. Then, in 2020, we entered into the 2-P managed aircraft business with the acquisitions of the Delta Private Jet and Gama aircraft management businesses.

When I joined Wheels Up in 2018, 85% of our hours were on-fleet. Through the end of last year, we already started making the transition to an asset-lighter model with 55% of our flight hours on-fleet. By 2025, we expect the majority of our flights will be provided off-fleet, and the more we can scale revenue in an asset-right manner, and thus reduce our capital intensity, the more we believe our shareholders will be rewarded through multiple expansion. While always, at the same time, providing our passengers with safe, quality aircraft and a high level of service.

Now, I'll move to the next slide to discuss how we expect to improve retail flight economics through scale and network efficiencies. One thing I hope you appreciate from today's presentations is that private aviation is a very complex business. It is different and more dynamic than commercial travel. Several of us have highlighted this during our presentations, so when we think of driving incremental margins, we are talking about using data and technology to create demand through dynamic pricing and merchandising, and to find and occupy supply across all of our fulfillment channels. Ultimately, everyone, whether it be 1-P, 2-P, or 3-P, is looking for demand to improve utility and efficiency.

As Tom highlighted, we can improve our control fleet unit economics and reach or exceed 30% plus target margins by improving utility, efficiency, and bringing maintenance in-house, among other things. As an example, our light jet fleet of Hawker 400XPs, which we generally keep on the East Coast, has already reached that target margin in the past. We expect our Citation X fleet to get there as well, and sooner rather than later. This will be due to our ability to use the Mountain Aviation Citation Xs for both retail and wholesale purposes.

Our King Air fleet is the biggest opportunity and the challenge. Our King Air fleet operated in 2020 at less than 30 hours of utility per month per aircraft, and close to breakeven financial. However, these aircraft have the ability to operate well north of 45 hours per month, so even at 45 hours, there's a 50% plus of capacity expansion potential for the King Air fleet as of the end of 2020.

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Since our goal is to improve utility and efficiency across our fulfillment channels, if a manager or third-party tail is closer to our customer, we will generally utilize the better-positioned aircraft. That is why we believe that you need all three fleet types, owned, managed, and third-party, to serve demand. They complement each other by providing reach and scale. Our managed and third-party fleets are asset-light and have target margins of 15% to 25%.

For our managed fleet, we generally have revenues splits for charter, or have negotiated fixed hourly rates per use of an owner’s aircraft. With dynamic pricing and network optimization, we can continue to drive margin improvement for both ourselves and our managed clients.

We have similar opportunities with our third-party partner fleet. We have begun to expand our use of guaranteed rate programs. GRPs are when we contract with particular aircraft at fixed hourly rates and minimums for a limited period of time. Then, through cost network optimization, we can generate very attractive incremental margins, so that's a win-win-win for us, our customers, and aircraft owners of these fleets.

In the next slide, we’ll focus back to Core members and their long-term value. Unlike your typical consumer tech company, our average Core member cohort spends close to $300,000 cumulatively over the first five years even after factoring in churn. This reflects our valuable customer base, our annual subscription model, strong retention rates, and regular flight usage. Based on past Core member surveys conducted prior to COVID and recent program enhancements, we estimated we were getting less than half their private aviation spend. Now, with our larger cabin fleet offerings, our focus on experience, and our new business initiatives, we believe we’re in a great position to capture more of that wallet share going forward. Our recent trans-con supermid product launches are a perfect example.

On the cost side, the improving efficiency of our marketing spend is apparent, leading to a payback period of around 18 months today. We expect to bring that down towards 12 months in the coming years based on trends of recent cohorts, and with the introduction of Connect and our non-member offering, we will further leverage our existing marketing spend, providing us the opportunity to up-sell these customers at a minimal cost of acquisition for us.

Using 2020 margins, the LTV/CAC ratio for Core members is already approximately 2x by year three, with significant margin improvements still to come. The potential to capture more wallet share and with the further CAC efficiency available to us, we think we can show LTV to CAC ratios that will compare favorably to other marketplace peers.

Now, I'll turn to my last slide. This slide is a summary of our current financial projections that we shared with Aspirational during the due diligence phase of our business combination, with an update for 2020 actuals. It highlights over 20% top-line growth for each of the next five years. Our current projections were developed during the fourth quarter of 2020. With regard to actual performance in 2020, we finished the year on a strong note and ahead of our original projections for revenue and Adjusted EBITDA.

At the time of our PIPE marketing, we expected a strong 2021, driven in part by an expected bounce back in corporate and vacation travel. We also believe the visibility we have with our strong sales performance and the significant prepaid block purchases by our members, including about $220 million summer loan, gave us increased confidence in our current 2021 projections.

I won't discuss our first quarter financials, which are not yet finalized, but I would like to share a couple of non-financial KPIs relating to our business activity in the first quarter.

We have seen continued growth in our active members, which ended the quarter at approximately 9,900 active members, up 59% year-over-year. Live legs were also very strong for the first quarter, totalling approximately 14,750, up more than 25% year-over-year on an actual basis, with particular strength in March. We are very encouraged, as we believe the trends in the first quarter provide evidence that our marketplace strategy is working.

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As it relates to guidance going forward, we expect to provide annual guidance each year. That said, we remain very confident in our current projections for 2021. Longer term, we have a lot of opportunities to show strong incremental margins to drive our Adjusted EBITDA margin close to 10% in 2025, and grow it from there with more leverage on G&A and technology and sales and marketing.

Before ending, I want to highlight Capex. With our asset-right strategy, we expect Capex will be less than 2% of revenue, averaging $25 million to $30 million a year, with almost half of that being capitalized software. We believe that is in line with other marketplace peers when you compare us on a apples-to-apples basis using gross revenue. We also expect to deliver high incremental ROIC in the coming years.

For us, this is early innings of an extra-inning ball game, and the best is yet to come.

Thank you for your time. Now, I'll turn it back to Kenny to talk about ESG and the long runway we have for growth. Thank you.

Kenny Dichter

Thanks, Eric.

ESG and opportunities for growth. We've been committed to ESG since day one. Environment: we want to optimize the right plane for the right mission. Better utility and better efficiency, better environment. Social: Wheels Up Cares. I know you heard from Lee and Francesca. Super committed to continuing our Wheels Up Cares efforts. And governance: as it relates to diversity and inclusion, we want everybody to feel invited to the party. We're committed to supporting all of our stakeholders all of the time.

Expanded TAM. Digitally enabled non-member access is key. We want to have our non-member business running alongside our member business, and, of course, all of this activity fuels our marketplace flywheel.

Opportunities for growth include global expansion, our partnership with Aspirational Lifestyle Corp., their background at LVMH and L Catterton. Opportunistic acquisitions: we see many opportunities around the globe where we can partner. Platform adjacencies like the boat business, the super high-end villa business, the financial, the credit card space. We just announced a great partnership with Bell Textron on VTOL, potentially moving to eVTOL when that technology is available. And, of course, flight sharing, buy the seat and sharing flights with folks and families.

Lastly, democratization of private aviation is what we’re here to do, powered by a next generation technology, Avianis, and we want to bring this to millions of consumers from a market today that only serves hundreds of thousands.

I want to thank you for being here for our presentation. I can't wait to see you all in person, and looking forward to having you as investors on our ride.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

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Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, which includes a document that serves as a prospectus and proxy statement of Aspirational (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

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1-888-562-0262 1-604-929-1352 www.viavid.com